As filed with the Securities and Exchange Commission on October 24, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

United Development Funding IV

(Name of Subject Company)

United Development Funding IV

(Name of Person(s) Filing Statement)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

910187103

(CUSIP Number of Class of Securities)

Hollis M. Greenlaw

Chief Executive Officer

1301 Municipal Way, Suite 100

Grapevine, Texas 76051

(214) 370-8960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Lauren B. Prevost

Seth K. Weiner

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by SCM Special Fund 3, LP and MacKenzie Capital Management, LP (collectively, the “Offerors”), to purchase up to 1,550,000 common shares of beneficial interest of United Development Funding IV, a Maryland real estate investment trust (which we refer to herein as the “Trust,” “we,” “our” or “us”), at a price of $1.00 per share (the Schedule TO filed by the Offerors on October 11, 2016 provides for an offer price of $1.50 per share; however, on October 21, 2016 the Offerors announced that they had changed the offer price to $1.00 per share) (the “Offer Price”).

As discussed below, the Trust’s Board of Trustees expresses no opinion and remains neutral regarding whether the Trust’s shareholders should accept or reject the tender offer by the Offerors to purchase their common shares of beneficial interest.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is United Development Funding IV, a Maryland real estate investment trust. The address and telephone number of the principal executive offices of the Trust are 1301 Municipal Way, Suite 100, Grapevine, Texas 76051 and (214) 370-8960.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is common shares of beneficial interest (the “Shares”), par value $0.01 per Share. As of October 21, 2016, 30,685,914 Shares were outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Trust is the filing person. The name, address and telephone number of the Trust are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by the Offerors to purchase up to 1,550,000 Shares at a price of $1.00 per Share, subject to the conditions set forth in the offer to purchase dated October 10, 2016 (the Schedule TO filed by the Offerors on October 11, 2016 provides for an offer price of $1.50 per share; however, on October 21, 2016 the Offerors announced that they had changed the offer price to $1.00 per share) (the “Tender Offer”) and the related assignment form, as set forth in the Offerors’ Tender Offer Statement on Schedule TO (the “Schedule TO”), as filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2016.

According to the Schedule TO, the address and principal executive offices of the Offerors are 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the Offerors and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or its affiliates and the executive officers, trustees or affiliates of the Trust, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in “Part I – Item 1. Notes to the Consolidated Financial Statements, Note I, Related Party Transactions” in the Trust’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “Quarterly Report”), as filed with the Securities and Exchange Commission (“SEC”) on November 9, 2015, and the Trust’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), as filed with the SEC on May 7, 2015, which information is incorporated herein by reference. The Proxy Statement was previously made available to all of the Trust’s shareholders, and the Proxy Statement and Quarterly Report are available for free on the SEC’s website at www.sec.gov.

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Item 4. The Solicitation or Recommendation.

(a) Recommendation. The Trust’s Board of Trustees expresses no opinion and remains neutral regarding whether the Trust’s shareholders should accept or reject the Tender Offer. The information set forth in the letter to the Trust’s shareholders, dated October 24, 2016 (the “Letter to Shareholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Shareholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Trust, none of the Trust’s executive officers, trustees, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Tender Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Trust, neither the Trust nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the shareholders in connection with the Tender Offer.

Item 6. Interest in Securities of the Subject Company.

Based on the Trust’s records and on information provided to the Trust by its trustees, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Trust, its executive officers, trustees, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Trust is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to a tender offer or other acquisition of the Shares by the Trust, any subsidiary of the Trust or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Trust is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to, or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust or any subsidiary of the Trust; (ii) any purchase, sale or transfer of a material amount of assets of the Trust or any subsidiary of the Trust; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Trust.

(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements.  These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Trust’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, liquidity options and distribution rates and amounts are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Trust’s actual results to differ materially from those currently anticipated in these forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Trust to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Trust’s SEC reports, including, but not limited to, the risk factors provided in the Trust’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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Shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Trust makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Trust does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED DEVELOPMENT FUNDING IV

Date: October 24, 2016	/s/ Hollis M. Greenlaw
Name: Hollis M. Greenlaw
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
(a)(1)*	Letter to Shareholders of the Trust from Hollis M. Greenlaw, Chief Executive Officer of the Trust, dated as of October 24, 2016.
(e)(1)

Excerpts from the Quarterly Report on Form 10-Q filed by the Trust on November 9, 2015 (the information in the Trust’s Quarterly Report on Form 10-Q specified in Item 3 and filed as Exhibit (e)(1) hereto is incorporated by reference to the Trust’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015).

(e)(2)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by the Trust on May 7, 2015 (the section of the Trust’s Definitive Proxy Statement on Schedule 14A specified in Item 3 and filed as Exhibit (e)(2) hereto is incorporated by reference to the Trust’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 7, 2015).

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to shareholders of the Trust and filed herewith.